June 4, 2009
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E., Stop 3561
Washington, D.C. 20549

Attention:	Ms. Linda Cvrkel
Branch Chief

	Re:	JetBlue Airways Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 000-49728
Ladies and Gentlemen:
     On behalf of JetBlue Airways Corporation, or JetBlue, set forth below are our responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, the Staff, regarding the above referenced filing set forth in the Staff’s letter dated May 20, 2009. For your convenience, we have repeated each of the comments set forth in the Staff’s letter followed by our responses to that comment.
Form 10-K for the Year Ended December 31, 2008
Off-Balance Sheet Arrangements, Page 38
1.	We note from your disclosure on Page 54 that you hold variable interests in 45 of your 55 aircraft operating leases, which are owned by single owner trusts whose purpose is to purchase, finance and lease these aircrafts to you. Also we note from page 38 that you have determined that you hold a variable interest in, but are not the primary beneficiary of, certain pass-through trusts, which are the purchaser of equipment notes issued by you to finance the acquisition of new aircraft and certain aircraft spare parts owned by JetBlue and held by such pass-through trusts. Additionally, we note from your disclosures on pages 54 and 38 that you have determined that none of the above mentioned variable interest entities are required to be consolidated in your financial statements. In this regard, please tell us and revise future filings to disclose in the notes to your financial statements how you account for your interests in the aforementioned variable interest entities. Additionally, with regards to the aforementioned variable interest entities, please provide us with and revise future filings to include in your notes to your financial statements the disclosures outlined in Appendix C of FSP No. FAS 140-4 and FIN 46(R)-8, as applicable.
Response:
Aircraft leases: We have entered into sale-leaseback arrangements with a third party lender for 45 of our operating aircraft. The sale-leasebacks occurred simultaneously with the delivery of the related aircraft to us from their manufacturers. Each sale-leaseback transaction was structured with a separate trust setup by the third party lender, the assets of which consists of the one aircraft initially transferred to it following the sale by us and the subsequent lease arrangement with us. Because of their limited capitalization and the potential need for additional financial support, these trusts are variable interest entities as defined in FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, or FIN 46R. JetBlue does not retain any equity interests in any of these trusts and our obligations to them are limited to the fixed rental payments we are required to make to them. FIN 46R provides that “Most operating leases do not absorb variability in the fair value of an entity’s net assets because they are a component of that variability”. Our only interest in these entities is a fixed price option to acquire the aircraft at the end of the lease term that were not deemed to be bargain purchase options at lease inception. Since there are no other arrangements (either implicit or explicit) between the individual trusts and JetBlue that would result in JetBlue absorbing additional variability from the trusts, we concluded that we are not the primary beneficiary of these trusts. JetBlue accounts for these leases as operating leases, following the appropriate lease guidance in SFAS 13, as amended.

EETC Trusts:
We have financed 28 aircraft and certain of our aircraft spare parts through three separate Enhanced Equipment Trust Certificate arrangements, or EETC, which are financing structures common to airlines. The structure of our EETCs is depicted in the following cash flow diagram:

[1]	Each aircraft is subject to a separate indenture with a separate loan trustee.

[2]	The amount available for each of the Class G-1, Class G-2 and Class C/B-1 certificates will cover up to six consecutive quarterly interest payments with respect to the certificates related to the pass through trust.
For both of our aircraft EETCs, three classes of certificates are included in the structure, two of which are senior (series G-1 and series G-2) and one which subordinate to the other two (series C). Our spare parts EETC has two classes of certificates, Class G-1 are senior and Class B-1 is junior. For all of our EETCs each pass through trust sold pass-through certificates to unrelated third parties that represented 100% of the fractional undivided interests in that pass through trust, the proceeds of which were used to purchase our equipment notes. We did not contribute any assets or liabilities to, nor did we obtain any equity interests, in these trusts. The primary assets held by each trust are the related equipment notes issued by us that are collateralized by certain aircraft or spare parts, which represent the only recourse available to the trusts in the event of default, except for the liquidity facility available to the senior notes that provides for up to three consecutive semi-annual interest payments.
We considered the guidance in FIN46R and FASB Staff Position FIN 46R-6, Determining the Variability to Be considered in Applying FASB Interpretation No. 46(R), or FIN46R-6, and determined that each of the trusts meet the definition of a variable interest entity. We evaluated the purpose for which these trusts were established and nature of risks in each. These trusts were not designed to pass along variability to JetBlue. We concluded that we are not the primary beneficiary in these trusts due to our involvement in being limited to principal and interests payments on the Notes and the variability created by credit risk related to us and the likelihood of our defaulting on the Notes. Further, as the Equipment notes are recorded as long-term debt in our consolidated financial statements, and trusts simply re-distribute these obligations into different prioritizations, had we concluded that we were the primary beneficiary and consolidated these trusts the recorded amount of our long-term debt would be unchanged.

In future filings, we will include the disclosures required by FASB Staff Position No. FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, in our footnotes.
Financial Statements
Note 1. Summary of Significant Accounting Policies
Investment Securities, Page 47
2.	We note from your disclosure on page 48 that on December 31, 2008 investment securities, which consisted of $244 million in student loan bonds were transferred to trading securities. Given the nature of a trading security, transfers into or from the trading category should be rare as described in paragraph 15 of SFAS No 115. In light of this fact, please provide us with and disclose in future filings your rationale in transferring your investment securities in student loan bonds from available-for-sale into the trading category. Also, please revise future filings to provide in your notes to your financial statements the disclosures outlined in paragraph 21(c) and (e) of SFAS No. 115, as applicable.
     Response:
We agree transfers into or from the trading category should be rare in occurrence. We also believe it is important to note the economic and credit deterioration experienced during 2008 was also quite rare.
The student loan bonds discussed above are auction rate securities that historically reset periodically (typically 28 days for those purchased by JetBlue), thus allowing the holder access to liquidity. Beginning in February 2008, the auctions for these bonds ceased being successful, resulting in us holding illiquid bonds whose actual duration is significantly longer than expected.
During 2008, various regulatory agencies began investigating the sales and marketing activities of the banks and broker-dealers that sold the student loan bonds, alleging violations of federal and state laws in connection with these activities. One of the two broker-dealers from which we purchased the bonds announced settlements under which they will repurchase the bonds at par at a future date.
Pursuant to the settlements, in order to provide liquidity to holders of the bonds, the broker-dealer agreed to offer a securities purchase and no net cost loan program to eligible participants. JetBlue is a participant in this program with regards to approximately $85 million in par value bonds that were outstanding as of December 31, 2008. As part of this agreement, we have granted the broker-dealer the right to sell or otherwise dispose of these bonds at any time on our behalf so long as par value is returned. We believe these bonds are appropriately classified as trading securities based on this specific disposition agreement.
For the remaining $226 million in par value bonds at December 31, 2008, we do not have such an agreement with the broker-dealer that sold them to us. Our intent for these bonds is to trade them when market opportunities arise to increase our liquid investments due to the current economic uncertainty. We believe the transfer to trading securities was appropriate based on this intent. The appropriateness of this transfer is also evidenced by our trade in February 2009 of approximately $38 million in par value bonds with a third party. The trade represented approximately 17% of the par value bonds purchased from this broker-dealer without a purchase agreement that were outstanding at December 31, 2008.
We will also provide in our notes to our financial statements the information regarding the gains or losses as required by paragraph 21 (c) and (e) of SFAS No. 115, in future periods as these transactions occur.

Note 2 — Long-term Debt, Short-Term Borrowings and Capital Lease Obligations, page 50
3.	It appears from your disclosure that the following may be embedded derivatives within the Debentures as defined in Note 2 to your financial statements.

The provision increasing the conversion rate depending upon the current common stock prices if a fundamental corporate change occurs prior to October 15, 2013 for the Series A Debentures or October 15, 2015 for the Series B Debentures; and

The Share lending agreement with Morgan Stanley & Co. Incorporated, an affiliate of the underwriter of the offering, or the share borrower as described on page 52
We also note from your disclosure that you evaluate the various embedded derivatives within the supplement indenture for bifurcation from the Debentures under the applicable provisions, and based on your assessment you concluded these derivatives were either (i) excluded from bifurcation as a result of being clearly and closely related to the Debentures or are indexed to your common stock and would be classified in stockholders’ equity if freestanding or (ii) the fair value of the embedded derivatives was determined to be immaterial. In this regard, please provide us with a complete list of all the embedded derivatives you are referring to in paragraph five of page 52 and tell us the nature and significant terms of each embedded derivative. For those embedded derivatives that you have determined to be immaterial, please provide us with the fair value assigned to each embedded derivative and your method(s) and assumptions used in estimating such fair-value at the inception date of those embedded derivative and at December 31, 2008. Additionally, for those embedded features that were not bifurcated from the Debentures and not accounted for as a derivative, please fully explain to us how these embedded features did not meet the criteria in paragraph 12 of SFAS No. 133. If you are relying on the scope exception as outlined in paragraph 11(a), please fully explain to us on a separate basis how each embedded feature meets the requirements in paragraph 12 through 32 of EITF 00-19 for equity classification. If the embedded features meet the requirements of equity classification, please explain to us on a separate basis if each embedded feature represents a beneficial conversion feature pursuant to EITF 98-5 and 00-27 and your accounting associated with such embedded feature. We may have further comment upon receipt of your response.
     Response:
The table below summarizes the features in our 2008 convertible debt offering that we considered for bifurcation

Nature and Significant
Feature	Terms	Assessment	Rationale
A) Basic Conversion Feature	The holders of the A Debentures may convert at any time into shares of common stock at a conversion rate of 220.6288 shares per $1,000 principal amount representing a conversion price of approximately $4.53 per share, subject to adjustment. The B Debentures may convert at any time into shares of common stock at a conversion rate of 225.2252 shares per $1,000 principal amount representing a conversion price of approximately $4.44 per share, subject to adjustment.	It is an embedded derivative that is not required to be separated from the host contract.	Qualifies for Paragraph 11(a) of SFAS 133 exemption because it is (1) indexed to JetBlue stock and (2) if it was a freestanding contract, it would be classified in stockholders’ equity. See EITF 00-19 equity considerations below this table.

Nature and Significant
Feature	Terms	Assessment	Rationale
B) Fundamental Change Make-Whole Provision	The Notes contain a make-whole provision that may increase the number of shares delivered upon conversion in the event of certain fundamental changes. Fundamental changes include primarily a purchase or exchange in some manner of at least 50% of our common stock. The additional shares issuable are variable based on the passage of time and our closing stock price and are derived from tables included in the prospectus supplement. The additional shares issuable decrease as the share price of common stock increases, becoming zero after $35.00 per share. At issuance, the maximum number of additional common shares issuable would have been 9.5 million with our stock price at $3.70 per share.	It is an embedded derivative that is not required to be separated from the host contract.	Qualifies for Paragraph 11(a) of SFAS 133 exemption because it is (1) indexed to JetBlue stock and (2) if it was a freestanding contract, it would be classified in stockholders’ equity. See EITF 00-19 equity considerations in the table below.

C) Additional Interest for failure to file timely SEC reports	Provision in the debt agreement where upon failure to comply with timely filing requirements, the holders will, for the 180 days after the occurrence of such Event of Default, have the right to receive additional interest at an annual rate equal to .25% of the principal amount of the Debentures for the first 180 days. If the Event of Default is not cured within 180 days, the Debentures would be subject to acceleration.	It is an embedded derivative that is required to be separated from the host contract. Fair value of this feature is primarily determined by the probability that SEC reports are not filed timely. Fair value at issuance and as of 12/31/08 considered immaterial.	Probability of not filing timely reports was considered to be remote. JetBlue has no history of late submissions.

D) Early Conversion Interest Make-Whole Premium	Holders who convert prior to April 15, 2011 will receive, in addition to a number of shares of common stock, a cash payment from the interest escrow account equal to the sum of all remaining interest payments that would have been due on or before April 15, 2011. The total amount initially deposited in the escrow account was $32 million, which decreases over time as interest payments are made out of this account.	It is an embedded derivative that is required to be separated from the host contract. Fair value at issuance and as of 12/31/08 determined to be immaterial using a binomial lattice income approach model.	This embedded derivative requires bifurcation under SFAS 133 as the feature is not clearly and closely related to the host instrument. However, at issuance and at 12/31/08, the value of this embedded derivative was determined to be de minimis using a binomial lattice model. See the discussion in our response to the staff’s comment #4 below.

Nature and Significant
Feature	Terms	Assessment	Rationale
E) Share-Lending Agreement	JetBlue loaned the share borrower shares of stock to facilitate transactions by which investors in the Debentures may hedge their investments in such Debentures.	Not a derivative	For accounting purposes, we evaluated under SFAS 150 as an in substance spot sale of the shares and a simultaneous physically settled prepaid forward purchase contract on a fixed number of shares at a future date. This arrangement is not linked to the Debentures or the Company’s obligations to the holders of the Debentures. The physically settled forward purchase was determined to not be within the scope of para 11 of FAS 150 as there is no obligation for the Company to issue shares, transfer assets, or pay cash to the counterparty. We also considered whether the forward contract should be classified as equity under EITF 00-19. In accordance with para 8 of EITF 00-19, contracts would be classified as equity if they require physical settlement or net share settlement. As the forward purchase requires physical settlement upon termination, we conclude that, except for the situation in which the share lending arrangement must be cash settled at the counterparty’s option pursuant to the Legal Obstacles provision, it is appropriate to classify the forward as equity under EITF 00-19 and EITF 01-6. The cash settlement under the Legal Obstacles provision must be separately accounted for as an embedded derivative which requires bifurcation. However, because the likelihood that this provision within the share lending arrangement would impact settlement of the contract is remote, the value is immaterial.

F) Put and Call Options	The Debentures may be redeemed for 100% of the principal amount by the Company on or after October 15, 2013 (in the case of the Series A Debentures) or October 15, 2015 (in the case of the Series B Debentures) for cash upon certain notice provisions (cash call option). Holders of the Debentures may convert either series at any time prior to the close of business on the business day immediately preceding their final maturity date (put option). Holders of the Debentures also have the right to require the Company to purchase the Debentures for cash at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, at various dates in the future (cash put option).	Not required to be bifurcated	Paragraph 61(d) of SFAS 133 provides that puts and calls that could result in the accelerated repayment of principal are considered to be clearly and closely related to the debt instrument (and therefore not required to be bifurcated under paragraph 12 of SFAS133), unless 1) the debt involves a substantial premium or discount and 2) the put or call is only contingently exercisable. For each of the puts and calls enumerated there is no possible interest rate scenario under which investors would at least double their initial investment (i.e since we would only pay accrued and unpaid interest), nor can these be contractually settled in such a manner that would result in the investor not recovering substantially all of their initial investment (i.e. since they must be settled at par, which was the issuance price); therefore we concluded that there are no substantial premiums or discounts.

With respect to the basic conversion and fundamental change make-whole provision included in A) and B) above, we also evaluated whether these features, if free standing individual contracts, would be classified in equity according to EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, or EITF 00-19, which would permit the SFAS 133 paragraph 11(a) exemption. Paragraph 4 of EITF 00-19 clarifies that conventional convertible debt instruments, which includes our basic conversion feature, are considered equity and the SFAS 133 paragraph 11(a) exemption is permitted. To receive equity classification, all embedded derivatives may not fail any of the criteria outlined in paragraph 12-32 of EITF 00-19. These criteria, and our assessment of the fundamental change make-whole provision are detailed below. Based on this assessment, we concluded that equity treatment is appropriate and therefore the embedded derivative is exempt under SFAS 133 paragraph 11(a).

EITF 00-19 Criteria	Fundamental Make-Whole Provision Assessment
* The contract permits the company to settle in unregistered shares-	Paragraph 18 of EITF 00-19 provides, as long as the underlying shares are registered at inception and the Company has no further timely filing and registration requirements, the requirements of EITF 00-19 that share delivery be within the control of the Company is considered met. Since the underlying convertible debentures (and the shares into which they are convertible) were issued in a registered transaction, any additional fundamental make-whole provision shares issued would be exempt from registration under Section 3(a)(9) of the Securities Act of 1933.

* The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding-
We evaluated, at inception and at December 31, 2008, our available authorized and unissued shares of common stock, considering all commitments (including this issuance) and concluded that we have sufficient available shares.

* The contract contains an explicit limit on the number of shares to be delivered in a share settlement	In no event will the total number of shares issuable upon conversion exceed 270.023 per $1,000 principal (54.4 million total shares).

* There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC-	There is a feature (see B above) that may require additional interest payments If we fail to make timely filings with the SEC or to the trustee; However, these payments are due to the trustee and not to the Note holders and are unrelated to the conversion option. Therefore, this condition is satisfied.

* There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions)-
There are no “top off” or “make-whole” provisions. Note, the context of “make-whole” within paragraph 26 of EITF 00-19 refers to the subsequent sale of shares by the counterparty and differs from the make-whole provisions within the Notes.

* The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares-	The Notes do not provide for net-cash settlement in any circumstances.

EITF 00-19 Criteria	Fundamental Make-Whole Provision Assessment
* There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract-	There is no such provision.

* There is no requirement in the contract to post collateral at any point or for any reason -	In the context of convertible instruments, this requirement should be interpreted to apply solely to the terms of the embedded conversion option. As such, the interest escrow provision of the Notes is not applicable in evaluating paragraph 32. There is no other requirement to post collateral.
The basic conversion feature and the fundamental make-whole provision are the only features that meet the requirements for equity classification. EITF Issue No. 98-5, Accounting for Convertible Debt Securities with Beneficial Conversion Features for Contingently Adjustable Conversion Ratios, or EITF 98-5, requires that any beneficial conversion features be separately accounted for. Since the conversion price of our Debentures ($4.53 for Series A and $4.44 for Series B) per share exceeded our common stock’s closing price ($4.15) at the commitment date, we didn’t have a beneficial conversion feature at inception.
EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, or EITF 00-27, applies to instruments with conversion features that are not beneficial at the commitment date but become beneficial upon the occurrence of a future event. EITF 98-5, as clarified by the EITF 00-27 consensus, requires that any contingent beneficial conversion feature should be measured as of the commitment date but not recognized in an issuer’s financial statements unless and until the contingent event occurs. Since the most beneficial contingent share price under the fundamental change make-whole provision ($3.70) was less than our stock price on the commitment date ($4.15), we do have a contingent beneficial conversion feature. If we were to experience a fundamental change that triggered the make whole provision and the issuance of some amount of additional shares, we would calculate the beneficial conversion amount by applying the guidance outlined in issue 7 of EITF 00-27. The excess shares issued would be multiplied by our commitment date stock price to arrive at the incremental intrinsic value resulting from the contingency.
4.	Reference is made to the cash payment in the amount of $11 million, which was paid out in addition to the 16.9 million shares of common stock issued to retire approximately $76 million principle amount of the Debentures. In this regard, please explain to us how you accounted for this cash payment in the amount of $11 million. We may have further comment upon receipt of your response.
Response:
As part of the offering, $32 million in proceeds from the offering were initially deposited into escrow, which represented the first six semi-annual interest payments due for the Debentures. The first six semi-annual interest payments due are being paid out from these escrowed funds, resulting in the escrow balance becoming zero on April 15, 2011. Holders who convert their Debentures prior to April 15, 2011 will receive, in addition to a number of shares of our common stock into which their Debentures are convertible, a cash payment from escrow in an amount equal to the sum of all remaining interest payments that would have been due on or before April 15, 2011.
This early conversion interest make-whole premium was a feature considered and is included as item D to our response to comment 3. This feature is an embedded derivative which requires bifurcation under SFAS 133 as it is not clearly and closely related to the host debt instrument because it provides additional payments under certain circumstances. At issuance and each subsequent balance sheet date, JetBlue has assigned a de minimis value to this feature.
In reaching this conclusion, we utilized a binomial lattice income approach model, a valuation technique acceptable under SFAS 157, to value the Debentures a) with the early conversion interest make-whole feature and b) without the feature. The value of the early conversion interest make-whole feature derivative was calculated as the amount by which the value of the Debentures including the early conversion feature exceeded the value of the Debentures excluding the conversion feature in an economically rational marketplace. Using this approach, we derived essentially the same value for the Debentures for each valuation, resulting in no value being assigned to this embedded early conversion derivative. This calculation was performed by two separate valuation firms who independently arrived at the same conclusion.. The calculated value of this derivative by us and the various firms we have engaged has ranged from between $0 and $1.2 million.
This early conversion feature would only have value if it motivates a holder to convert prior to the end of the make whole period. Traditionally, holders of convertible instruments have not converted unless either forced by the issuer or by the instrument’s maturity as an economically rational investor would generally hold the instrument to maturity (depending on the specific characteristics of the instrument and the issuer) to maximize the value of the embedded conversion option. The holders of all of our Debentures are institutional investors, substantially all of which are hedge funds, which generally operate in an economically rational manner. However, some holders of our Debentures began converting these instruments at the end of the third quarter and throughout the fourth quarter of 2008, simultaneously with the much publicized liquidity crisis that was taking place throughout the financial markets. While this liquidity crisis affected most registrants, hedge funds were generally more exposed than other holders due to an increase in redemption requests from their own investors. The immediate convertibility of our Debentures into publically traded shares, as well as the cash provided from the embedded early conversion interest make-whole feature, allowed the hedge fund holders quick access to liquidity which was critical during this period to settle redemption requests.
Therefore, we believe the holders that have converted thus far have done so not for the value of the embedded derivative but from outside liquidity pressures they were experiencing, even though the economically rational approach would have been to continue holding the Debentures. A valuation performed under SFAS 157 assumes rational economic behavior, therefore the early uneconomically rational exercise of the conversion option by some investors did not impact the fair value of the early conversion interest make-whole feature. At December 31, 2008, we reperformed our valuation using the binomial lattice model as described earlier, concluding, as we had earlier, that the value of the early conversion feature was de minimis.
The cash payments of $11 million from escrow to holders who converted early were classified as interest expense in our financial statements. As required by SFAS 133, we will continue to evaluate and value all of the embedded derivatives in this instrument on at least a quarterly basis.
Note 12. Contingencies, page 63
5.	We note from your disclosure that various of your real property leases and various agreements among airlines relating to fuel consortia or fuel farms at airports require you to indemnify the lessor against environmental liabilities associated with the real property or operations described under the agreement, even if you are not the party responsible for the initial event that caused the environmental damage. In this regard, please tell us the amount recognized in your financial statements as an asset retirement obligation (ARO) as required by SFAS No. 143 and FIN 47 and your method and assumptions used in calculating such amount for each year presented. If no ARO amount has been recognized, please fully explain why no ARO is required to be recognized. We may have further comment upon receipt of your response.
Response:
SFAS No. 143 requires companies to record a liability for legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction or development and the normal operation of a long-lived asset. While we do not consolidate any of our fuel consortia, we are still required to evaluate them for the existence of asset retirement obligations that we would be required to settle in whole or in part. Prior to entering a fuel consortia, we conduct due diligence to ensure that we are not liable for any pre-existing environmental liabilities. After joining the consortia, we monitor their environmental exposure, which is generally limited to our participation percentage in the consortia. As part of this process, we also monitor changes in laws and regulations which could have an impact on our evaluation. If at a balance sheet date there was a liability for remediation at a consortia in which we are a participant, we would record our fractional share of the liability using the guidance in SFAS 5, Accounting for Contingencies. At December 31, 2008, we were not aware of any liabilities related to our fuel consortia and had not recorded any liability.
At December 31, 2008, our financial statements included a liability of $2 million for asset retirement obligations associated with removing certain equipment at various of our leased properties at lease termination. In establishing these liabilities, we follow the guidance set forth in SFAS 143, as amended, and FIN 47 by estimating the liability using a discounted cash flow approach over the remaining lease term for the expected cash outflows associated with the required equipment removal and disposal. Because of the de minimis nature of these liabilities, we have not provided further disclosure in our financial statements.
We appreciate the Staff’s comments. If any of our responses require further explanation, please do not hesitate to contact me at (203) 656-7635.

Sincerely,
/s/ Donald Daniels
Vice President, Controller and
Chief Accounting Officer (principal accounting officer)

Cc: Mr. Jeffrey Jaramillo, Division of Corporation Finance